THE SAVANNAH BANCORP, INC.

October 29, 2010
For Release: Immediately

Savannah Bancorp Reports Third Quarter Results

SAVANNAH, GA--(Globe Newswire) – October 29, 2010 - The Savannah Bancorp, Inc. (Nasdaq: SAVB) reported a net loss for the third quarter 2010 of $1,563,000 compared to net income of $346,000 in the third quarter 2009. Net loss per diluted share was 22 cents in the third quarter of 2010 compared to net income per diluted share of 6 cents in 2009. The quarter over quarter decline in earnings results primarily from a higher provision for loan losses and higher loss on sale of foreclosed assets. Pretax earnings before the provision for loan losses and gain/loss on sale of securities and foreclosed assets were $3,321,000 in the third quarter 2010 compared to $3,607,000 in 2009. Other growth and performance ratios are included in the attached financial highlights.

Total assets increased 5.3 percent to $1.10 billion at September 30, 2010, up $55 million from $1.04 billion a year earlier. Loans totaled $833 million compared to $867 million one year earlier, a decrease of 3.9 percent. Deposits totaled $947 million and $881 million at September 30, 2010 and 2009, respectively, an increase of 7.4 percent. Shareholders' equity was $88.7 million at September 30, 2010 compared to $79.0 million at September 30, 2009. The Company's total capital to risk-weighted assets ratio was 12.96 percent at September 30, 2010, which exceeds the 10 percent required by the regulatory agencies to maintain well-capitalized status.

John C. Helmken II, President and CEO, said, "In the third quarter, we spent a significant amount of time integrating our FDIC-assisted acquisition of First National Bank, Savannah and continuing to work through our Company's problem assets. While we continue to be affected by declining real estate values and appraisals, we will maintain our discipline of reappraising properties, both collateral and foreclosed assets, and adjusting the values as appropriate. Unfortunately, these actions have the short term impact of reducing earnings and creating losses. Even so, we will proactively re-value these assets so that we recognize the inherent risk in our portfolio."

The allowance for loan losses was $19,519,000, or 2.34 percent of total loans at September 30, 2010 compared to $16,880,000 or 1.95 percent of total loans a year earlier. Nonperforming assets were $50,780,000 or 4.63 percent of total assets at September 30, 2010 compared to $36,253,000 or 3.48 percent at September 30, 2009. Third quarter net charge-offs were $4,486,000 compared to net charge-offs of $2,277,000 for the same period in 2009. The provision for loan losses for the third quarter of 2010 was $5,230,000 compared to $3,560,000 for the third quarter of 2009. The higher provision for loan losses was primarily due to real estate-related charge-offs and continued weakness in the Company's local real estate markets.

Helmken continued, "The continued high level of provisioning is required as we address asset quality deterioration connected with the real estate and housing downturn. The increased real estate activity that we saw in the second quarter, including our sales of foreclosed assets, failed to continue into the third quarter. The stabilization that we expected did not materialize and, until we see stabilization in this market, charge offs and problem assets will be higher than both historical and desired levels. Fortunately, our pre-tax, pre-provision core earnings continue to be very strong thus allowing us to continue our push to move the foreclosed assets that have been marked."

Net interest income decreased $211,000, or 2.6 percent, in the third quarter 2010 versus the third quarter 2009. Third quarter net interest margin decreased to 3.02 percent in 2010 as compared to 3.47 percent in 2009, primarily due to a higher level of interest-bearing deposits and investment securities. The Company received $174 million in cash when it acquired the deposits and certain assets of First National Bank, Savannah ("First National") in an FDIC-assisted transaction in June, 2010. This excess liquidity decreased the net interest margin approximately 33 basis points in the third quarter 2010. The net interest margin decreased 52 basis points on a linked quarter basis from the 3.54 percent margin for the second quarter 2010. During the third quarter 2010, the Company used its excess liquidity to reduce total deposits $139 million, primarily brokered and higher priced time deposits. The Company continues to aggressively manage the pricing on deposits and the use of wholesale funds to mitigate the amount of margin compression.

Helmken noted, "Over the last 90 days, we have been able to put some of the funds acquired through the First National transaction to work. While loan demand remains weak in our markets, we are still seeing opportunities to take relationships from our competitors. That being said, we are not going to stretch our underwriting in order to make loans and we are not going to extend maturities unreasonably on securities in order to pick up yield in our investment portfolio."

Noninterest income decreased $689,000, or 31 percent, in the third quarter of 2010 versus the same period in 2009 due to $187,000 lower gain on hedges, and a $622,000 lower gain on the sale of securities, partially offset by $57,000, or 10 percent, higher trust and asset management fees and $41,000, or 46 percent, higher mortgage related income.

Noninterest expense increased $834,000, or 13 percent, to $7,310,000 in the third quarter 2010 compared to the same period in 2009. Loss on sale of foreclosed assets increased $826,000 to $1,046,000 and included a $447,000 loss on a single property consisting of finished commercial lots. In addition, third quarter 2010 noninterest expense included approximately $353,000 of expenses related to the purchase of First National.

The Savannah Bancorp, Inc. ("SAVB" or "Company"), a bank holding company for The Savannah Bank, N.A., Bryan Bank & Trust (Richmond Hill, Georgia), and Minis & Co., Inc., is headquartered in Savannah, Georgia and began operations in 1990. SAVB has twelve branches in Coastal Georgia and South Carolina. Its primary businesses include loan, deposit, trust, asset management, and mortgage origination services provided to local customers.

Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements identified by words or phrases such as "potential," "opportunity," "believe," "expect," "anticipate," "current," "intention," "estimate," "assume," "outlook," "continue," "seek," "plans," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions. These statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. There can be no assurance that these transactions will occur or that the expected benefits associated therewith will be achieved. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements in this press release. Many of these factors are beyond our ability to control or predict. These factors include, but are not limited to, those found in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. We do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Contacts: John C. Helmken II, President and CEO, 912-629-6486
          Michael W. Harden, Jr., Chief Financial Officer, 912-629-6496

Attachments

The Savannah Bancorp, Inc. and Subsidiaries
Third Quarter Financial Highlights
September 30, 2010 and 2009
($ in thousands, except share data)
(Unaudited)

Balance Sheet Data at September 30	2010		2009	% Change
Total assets	$ 1,096,074		$ 1,041,358	5.3
Interest-earning assets	993,685		955,120	4.0
Loans	832,987		867,236	(3.9)
Other real estate owned	9,739		10,252	(5.0)
Deposits	946,628		881,111	7.4
Interest-bearing liabilities	914,860		876,293	4.4
Shareholders' equity	88,729		79,049	12
Loan to deposit ratio	88.00	%	98.43 %	(11)
Equity to assets	8.10	%	7.59 %	6.7
Tier 1 capital to risk-weighted assets	11.70	%	10.27 %	14
Total capital to risk-weighted assets	12.96	%	11.53 %	12
Outstanding shares	7,200		5,932	21
Book value per share	$ 12.32		$ 13.33	(7.6)
Tangible book value per share	$ 11.70		$ 12.90	(9.3)
Market value per share	$ 9.30		$ 8.10	15
Loan Quality Data				
Nonaccruing loans	$ 40,837		$ 25,694	59
Loans past due 90 days – accruing	204		307	(34)
Net charge-offs	12,454		6,925	80
Allowance for loan losses	19,519		16,880	16
Allowance for loan losses to total loans	2.34	%	1.95%	20
Nonperforming assets to total assets	4.63	%	3.48 %	33
Performance Data for the Third Quarter				
Net (loss) income	$ (1,563)		$ 346	(552)
Return on average assets	(0.54)	%	0.13 %	(515)
Return on average equity	(6.91)	%	1.73 %	(500)
Net interest margin	3.02	%	3.4 %	(13)
Efficiency ratio	76.41	%	61.8 %	24
Per share data:				
Net (loss) income - basic	$ (0.22)		$ 0.06	(467)
Net (loss) income – diluted	$ (0.22)		$ 0.06	(467)
Dividends	$ 0.00		$ 0.00	NM
Average shares (000s):				
Basic	7,200		5.932	21
Diluted	7,200		5,936	21
Performance Data for the First Nine Months				
Net (loss) income	$ (2,113)		$ 167	NM
Return on average assets	(0.26)	%	0.02 %	NM
Return on average equity	(3.40)	%	0.028 %	NM
Net interest margin	3.38	%	3.45 %	(2.0)
Efficiency ratio	66.97	%	65.35 %	2.5
Per share data:				
Net (loss) income – basic	$ (0.33)		$ 0.03	NM
Net (loss) income – diluted	$ (0.33)		$ 0.03	NM
Dividends	$ 0.02		$ 0.165	(88)
Average shares (000s):				
Basic	6,432		5,933	8.4
Diluted	6,432		5,936	8.4

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
($ in thousands, except share data)
(Unaudited)

	September 30,	
	2010	2009
Assets		
Cash and due from banks	**$ 18,063**	$ 22,519
Federal funds sold	**315**	16,627
Interest-bearing deposits	**50,794**	3,847
Cash and cash equivalents	**69,172**	42,993
Securities available for sale, at fair value (amortized cost of $150,425 and $92,834)	**153,221**	94,990
Loans, net of allowance for loan losses of $19,519 and $16,880	**813,468**	850,625
Premises and equipment, net	**15,351**	15,862
Other real estate owned	**9,739**	10,252
Bank-owned life insurance	**6,253**	6,375
Goodwill and other intangible assets, net	**4,498**	2,534
Other assets	**24,372**	17,727
Total assets	**$ 1,096,074**	$ 1,041,358
Liabilities		
Deposits:		
Noninterest-bearing	**$ 86,921**	$ 80,781
Interest-bearing demand	**122,962**	116,376
Savings	**18,950**	16,314
Money market	**258,914**	227,744
Time deposits	**458,881**	439,896
Total deposits	**946,628**	881,111
Short-term borrowings	**17,177**	31,988
Other borrowings	**12,006**	18,000
FHLB advances – long-term	**15,660**	15,665
Subordinated debt	**10,310**	10,310
Other liabilities	**5,564**	5,235
Total liabilities	**1,007,345**	962,309
Shareholders' equity		
Preferred stock, par value $1 per share: shares authorized 10,000,000, none issued	**-**	-
Common stock, par value $1 per share: shares authorized 20,000,000, issued 7,201,346 and 5,933,789	**7,201**	5,934
Additional paid-in capital	**48,630**	38,584
Retained earnings	**31,151**	32,740
Treasury stock, at cost, 1,702 and 1,443 shares	**(1)**	(4)
Accumulated other comprehensive income, net	**1,748**	1,795
Total shareholders' equity	**88,729**	79,049
Total liabilities and shareholders' equity	**$ 1,096,074**	$ 1,041,358

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
for the Nine Months and Five Quarters Ending September 30, 2010
($ in thousands, except per share data)

	For the Nine Months Ended			(Unaudited)					
				2010			2009		Q3-10/
	September 30,		%	**Third**	Second	First	Fourth	Third	Q3-09
	2010	2009	Chg	**Quarter**	Quarter	Quarter	Quarter	Quarter	% Chg
Interest and dividend income									
Loans, including fees	**$34,016**	$35,288	*(3.6)*	**$11,100**	$11,298	$11,618	$11,793	$11,786	*(5.8)*
Investment securities	**1,811**	2,731	*(34)*	**698**	552	561	688	932	*(25)*
Deposits with banks	**110**	36	*206*	**80**	24	6	9	11	*627*
Federal funds sold	**20**	12	*67*	**9**	3	8	6	8	*13*
Total interest and dividend income	**35,957**	38,067	*(5.5)*	**11,887**	11,877	12,193	12,496	12,737	*(6.7)*
Interest expense									
Deposits	**9,729**	12,802	*(24)*	**3,336**	3,118	3,275	3,652	4,057	*(18)*
Borrowings & sub debt	**1,159**	1,056	*9.8*	**363**	392	404	446	354	*2.5*
FHLB advances	**335**	219	*53*	**159**	91	85	83	86	*85*
Total interest expense	**11,223**	14,077	*(20)*	**3,858**	3,601	3,764	4,181	4,497	*(14)*
Net interest income	**24,734**	23,990	*3.1*	**8,029**	8,276	8,429	8,315	8,240	*(2.6)*
Provision for loan losses	**14,295**	10,505	*36*	**5,230**	3,745	5,320	2,560	3,560	*47*
Net interest income after the provision for loan losses	**10,439**	13,485	*(23)*	**2,799**	4,531	3,109	5,755	4,680	*(40)*
Noninterest income									
Trust and asset management fees	**1,948**	1,738	*12*	**637**	678	633	613	580	*10*
Service charges on deposits	**1,353**	1,345	*0.6*	**438**	460	455	464	446	*(1.8)*
Mortgage related income, net	**322**	340	*(5.3)*	**130**	103	89	92	89	*46*
Other operating income	**1,345**	916	*47*	**354**	355	636	322	324	*9.3*
Gain (loss) on hedges	**(14)**	825	*(102)*	**(3)**	(11)	-	48	184	*(102)*
Gain (loss) on sale of securities	**590**	978	*(40)*	**(18)**	141	467	1,141	604	*(103)*
Total noninterest income	**5,544**	6,142	*(9.7)*	**1,538**	1,726	2,280	2,680	2,227	*(31)*
Noninterest expense									
Salaries and employee benefits	**9,041**	9,287	*(2.6)*	**2,948**	3,053	3,040	2,859	2,938	*0.3*
Occupancy and equipment	**2,904**	2,702	*7.5*	**1,102**	909	893	1,014	1,242	*(11)*
Information technology	**1,589**	1,341	*18*	**575**	519	495	469	452	*27*
FDIC deposit insurance	**1,240**	1,510	*(18)*	**442**	410	388	376	396	*12*
Loss on sale of foreclosed assets	**1,905**	1,269	*50*	**1,046**	331	528	1,269	220	*375*
Other operating expense	**3,597**	3,581	*0.4*	**1,197**	1,317	1,083	1,301	1,228	*(2.5)*
Total noninterest expense	**20,276**	19,690	*3.0*	**7,310**	6,539	6,427	7,288	6,476	*13*
Income (loss) before income taxes	**(4,293)**	(63)	*NM*	**(2,973)**	(282)	(1,038)	1,147	431	*(790)*
Income tax expense (benefit)	**(2,180)**	(230)	*848*	**(1,410)**	(220)	(550)	385	85	*NM*
Net income (loss)	**$ (2,113)**	$ 167	*NM*	**$ (1,563)**	$ (62)	$ (488)	$ 762	$ 346	*(552)*
Net income (loss) per share:									
Basic	**$ (0.33)**	$ 0.03	*NM*	**$ (0.22)**	$ (0.01)	$ (0.08)	$ 0.13	$ 0.06	*(467)*
Diluted	**$ (0.33)**	$ 0.03	*NM*	**$ (0.22)**	$ (0.01)	$ (0.08)	$ 0.13	$ 0.06	*(467)*
Average basic shares (000s)	**6,432**	5,933	*8.4*	**7,200**	6,146	5,938	5,932	5,932	*21*
Average diluted shares (000s)	**6,432**	5,936	*8.4*	**7,200**	6,146	5,938	5,937	5,936	*21*
Performance Ratios									
Return on average equity	**(3.40)%**	0.28%	*NM*	**(6.91)%**	(0.31)%	(2.50)%	3.80%	1.73%	*(499)*
Return on average assets	**(0.26)%**	0.02%	*NM*	**(0.54)%**	(0.02)%	(0.19)%	0.29%	0.13%	*(515)*
Net interest margin	**3.38%**	3.45%	*(2.0)*	**3.02%**	3.54%	3.64%	3.47%	3.47%	*(13)*
Efficiency ratio	**66.97%**	65.35%	*2.5*	**76.41%**	65.38%	60.01%	66.28%	61.87%	*24*
Average equity	**82,994**	79,921	*3.8*	**89,737**	80,110	79,016	79,459	79,302	*13*
Average assets	**1,076,823**	1,011,778	*6.4*	**1,158,455**	1,038,176	1,032,454	1,038,328	1,026,871	*13*
Average interest-earning assets	**979,389**	930,345	*5.3*	**1,057,565**	939,361	938,805	951,258	943,236	*12*

Capital Resources

The banking regulatory agencies have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the FDIC assesses FDIC insurance premiums based on certain "well-capitalized" risk-based and equity capital ratios. As of September 30, 2010, the Company and the Subsidiary Banks exceeded the minimum requirements necessary to be classified as "well-capitalized."

Total tangible equity capital for the Company was $84.2 million, or 7.70 percent of total assets at September 30, 2010. The table below includes the regulatory capital ratios for the Company and each Subsidiary Bank along with the minimum capital ratio and the ratio required to maintain a well-capitalized regulatory status.

($ in thousands)	Company	Savannah	Bryan	Minimum	Well-Capitalized
Qualifying Capital					
Tier 1 capital	$ 92,483	$ 64,439	$22,612	-	-
Total capital	102,484	71,644	25,178	-	-
Leverage Ratios					
Tier 1 capital to average assets	8.01%	7.27%	8.83%	4.00%	5.00%
Risk-based Ratios					
Tier 1 capital to risk-weighted assets	11.70%	11.23%	11.16%	4.00%	6.00%
Total capital to risk-weighted assets	12.96%	12.50%	12.42%	8.00%	10.00%

Tier 1 and total capital at the Company level includes $10 million of subordinated debt issued to the Company's nonconsolidated subsidiaries. Total capital also includes the allowance for loan losses up to 1.25 percent of risk-weighted assets.

The Savannah Bancorp, Inc. and Subsidiaries
Allowance for Loan Losses and Nonperforming Loans
(Unaudited)

($ in thousands)	2010 Third Quarter	Second Quarter	First Quarter	2009 Fourth Quarter	Third Quarter
Allowance for loan losses					
Balance at beginning of period	**$ 18,775**	$ 19,611	$ 17,678	$ 16,880	$ 15,597
Provision for loan losses	**5,230**	3,745	5,320	2,560	3,560
Net charge-offs	**(4,486)**	(4,581)	(3,387)	(1,762)	(2,277)
Balance at end of period	**$ 19,519**	$ 18,775	$ 19,611	$ 17,678	$ 16,880
As a % of loans	**2.34%**	2.21%	2.26%	2.00%	1.95%
As a % of nonperforming loans	**47.56%**	45.59%	53.40%	51.77%	64.92%
As a % of nonperforming assets	**38.44%**	38.33%	44.47%	41.62%	46.56%
Net charge-offs as a % of average loans (a)	**2.03%**	2.26%	1.63%	0.83%	1.07%
Risk element assets					
Nonaccruing loans	**$ 40,837**	$ 39,001	$ 35,579	$ 32,545	$ 25,694
Loans past due 90 days – accruing	**204**	2,184	1,146	1,570	307
Total nonperforming loans	**41,041**	41,185	36,725	34,115	26,001
Other real estate owned	**9,739**	7,793	7,374	8,329	10,252
Total nonperforming assets	**$ 50,780**	$ 48,978	$ 44,099	$ 42,444	$ 36,253
Loans past due 30-89 days	**$ 10,757**	$ 10,259	$ 13,740	$ 5,182	$ 8,122
Nonperforming loans as a % of loans	**4.93%**	4.85%	4.23%	3.86%	3.00%
Nonperforming assets as a % of loans and other real estate owned	**6.03%**	5.72%	5.03%	4.76%	4.13%
Nonperforming assets as a % of assets	**4.63%**	3.97%	4.21%	4.04%	3.48%

(a) Annualized

The Savannah Bancorp, Inc. and Subsidiaries
Loan Concentration Schedule
September 30, 2010 and December 31, 2009

($ in thousands)	9/30/10	% of Total	12/31/09	% of Total	% Dollar Change
Non-residential real estate					
Owner-occupied	**$ 162,454**	*20*	$ 137,439	*16*	*18*
Non owner-occupied	**150,408**	*18*	159,091	*18*	*(5.5)*
Construction	**2,219**	-	5,352	*1*	*(59)*
Commercial land and lot development	**44,951**	*5*	47,080	*5*	*(4.5)*
Total non-residential real estate	**360,032**	*43*	348,962	*40*	*3.2*
Residential real estate					
Owner-occupied – 1-4 family	**80,935**	*10*	95,741	*11*	*(16)*
Non owner-occupied – 1-4 family	**158,269**	*19*	158,172	*18*	*0.1*
Construction	**18,271**	*2*	27,061	*3*	*(32)*
Residential land and lot development	**71,525**	*8*	92,346	*10*	*(23)*
Home equity lines	**55,818**	*7*	57,527	*6*	*(3.0)*
Total residential real estate	**384,818**	*46*	430,847	*48*	*(11)*
Total real estate loans	**744,850**	*89*	779,809	*88*	*(4.5)*
Commercial	**73,391**	*9*	89,379	*10*	*(18)*
Consumer	**14,968**	*2*	14,971	*2*	-
Unearned fees, net	**(222)**	-	(273)	-	*(19)*
Total loans, net of unearned fees	**$ 832,987**	*100*	$ 883,886	*100*	*(5.8)*

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis – Third Quarter, 2010 and 2009

Average Balance		Average Rate			Taxable-Equivalent Interest (b)			(a) Variance Attributable to	
QTD 9/30/10	QTD 9/30/09	QTD 9/30/10	QTD 9/30/09		QTD 9/30/10	QTD 9/30/09	Vari-ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)	
				Assets					
$ 112,297	$ 4,471	0.27	0.98	Interest-bearing deposits	$ 76	$ 11	$ 65	$ (8)	$ 73
124,212	81,799	2.00	4.31	Investments - taxable	627	888	(261)	(476)	215
7,198	3,976	4.46	5.09	Investments - non-taxable	81	51	30	(6)	36
12,002	10,692	0.30	0.30	Federal funds sold	9	8	1	-	1
801,856	842,298	5.49	5.55	Loans (c)	11,102	11,787	(685)	(127)	(558)
1,057,565	943,236	4.46	5.36	Total interest-earning assets	11,895	12,745	(850)	(2,140)	1,290
100,890	83,635			Noninterest-earning assets					
$ 1,158,455	$ 1,026,871			Total assets					
				Liabilities and equity					
				Deposits					
$ 117,817	$ 119,632	0.33	0.44	NOW accounts	97	133	(36)	(33)	(3)
18,803	16,210	0.40	0.64	Savings accounts	19	26	(7)	(10)	3
214,413	146,032	1.48	1.72	Money market accounts	799	634	165	(88)	253
46,794	80,315	0.76	1.26	Money market accounts - institutional	90	256	(166)	(101)	(65)
223,286	163,351	2.02	3.23	CDs, $100M or more	1,137	1,330	(193)	(498)	305
82,062	116,761	0.94	1.77	CDs, broker	194	522	(328)	(244)	(84)
203,029	147,381	1.95	3.11	Other time deposits	1,000	1,156	(156)	(431)	275
906,204	789,682	1.46	2.04	Total interest-bearing deposits	3,336	4,057	(721)	(1,154)	433
30,133	42,998	3.65	2.51	Short-term/other borrowings	277	272	5	124	(119)
23,269	15,665	2.80	2.18	FHLB advances - long-term	164	86	78	24	54
10,310	10,310	3.12	3.16	Subordinated debt	81	82	(1)	(1)	-
969,916	858,655	1.58	2.08	Total interest-bearing liabilities	3,858	4,497	(639)	(1,082)	443
90,516	81,960			Noninterest-bearing deposits					
8,286	6,954			Other liabilities					
89,737	79,302			Shareholders' equity					
$ 1,158,455	$ 1,026,871			Liabilities and equity					
		2.88	3.28	Interest rate spread					
		3.02	3.47	Net interest margin					
				Net interest income	$ 8,037	$ 8,248	$ (211)	$ (1,058)	$ 847
$ 87,649	$ 84,581			Net earning assets					
$ 996,720	$ 871,642			Average deposits					
		1.33	1.85	Average cost of deposits					
80%	97%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $8 in the third quarter 2010 and 2009, respectively.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis – First Nine Months, 2010 and 2009

Average Balance		Average Rate			Taxable-Equivalent Interest (b)			(a) Variance Attributable to	
YTD 9/30/10	YTD 9/30/09	YTD 9/30/10	YTD 9/30/09		YTD 9/30/10	YTD 9/30/09	Vari-ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)	
				Assets					
$ 50,740	$ 5,073	0.29	0.84	Interest-bearing deposits	$ 110	$ 36	$ 74	$ (23)	$ 97
93,552	76,717	2.25	4.62	Investments - taxable	1,576	2,651	(1,075)	(1,360)	285
7,539	2,348	4.49	5.58	Investments - non-taxable	253	98	155	(19)	174
8,805	6,263	0.30	0.26	Federal funds sold	20	12	8	2	6
818,753	839,314	5.56	5.62	Loans (c)	34,022	35,294	(1,272)	(377)	(895)
979,389	930,345	4.91	5.47	Total interest-earning assets	35,981	38,091	(2,110)	(3,897)	1,787
97,434	81,433			Noninterest-earning assets					
$ 1,076,823	$ 1,011,778			Total assets					
				Liabilities and equity					
				Deposits					
$ 122,372	$ 122,543	0.36	0.48	NOW accounts	332	442	(110)	(110)	-
18,100	15,905	0.43	0.70	Savings accounts	58	83	(25)	(32)	7
192,043	124,157	1.54	1.76	Money market accounts	2,214	1,631	583	(204)	787
59,116	89,891	0.86	1.58	Money market accounts - institutional	380	1,060	(680)	(484)	(196)
184,625	156,011	2.34	3.48	CDs, $100M or more	3,236	4,058	(822)	(1,330)	508
95,208	117,660	1.04	2.20	CDs, broker	739	1,939	(1,200)	(1,021)	(179)
167,879	143,510	2.21	3.34	Other time deposits	2,770	3,589	(819)	(1,213)	394
839,343	769,677	1.55	2.22	Total interest-bearing deposits	9,729	12,802	(3,073)	(3,857)	784
35,983	50,209	3.43	2.05	Short-term/other borrowings	924	769	155	518	(363)
18,335	13,413	2.48	2.18	FHLB advances - long-term	340	219	121	30	91
10,310	10,310	2.98	3.72	Subordinated debt	230	287	(57)	(57)	-
903,971	843,609	1.66	2.23	Total interest-bearing liabilities	11,223	14,077	(2,854)	(3,597)	743
84,527	81,760			Noninterest-bearing deposits					
5,331	6,488			Other liabilities					
82,994	79,921			Shareholders' equity					
$ 1,076,823	$ 1,011,778			Liabilities and equity					
		3.25	3.24	Interest rate spread					
		3.38	3.45	Net interest margin					
				Net interest income	$ 24,758	$ 24,014	$ 744	$ (300)	$ 1,044
$ 75,418	$ 86,736			Net earning assets					
$ 923,870	$ 851,437			Average deposits					
		1.41	2.01	Average cost of deposits					
89%	99%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $24 in the first nine months 2010 and 2009, respectively.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.